Mail Stop 3561

January 12, 2007

Mr. Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
260 South Los Robles, Suite 217
Pasadena, California 91101

> Re: **General Finance Corporation**
>   **Amendment No. 1 Preliminary Proxy Statement on Schedule**
>   **14A**
>   **Filed December 8, 2006**
>   **File No. 001-32845**

Dear Mr. Valenta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 8 of our letter dated November 21, 2006 that the certificate of incorporation will not be amended in connection with the

acquisition. We note that portions of the certificate of incorporation (in particular the Sixth and Seventh Paragraphs) relate specifically to this business combination and would no longer be applicable post-business combination. Please explain whether such provisions will continue to remain as part of the certificate of incorporation post-business combination.

2.   We reissue prior comment five of our letter dated November 21, 2006. We continue to note a number of blank spaces throughout the proxy statement, such as the market price and holders of record. Please fill in this information that can be currently obtained and then update as necessary.

3.   Update the conversion information throughout the proxy statement as of the most recent practicable date. Also, in each place you discuss conversion rights and the conversion price, add disclosure stating the market price as of the most recent practicable date.

Letter to Stockholders

4.   We reissue prior comment 13 of our letter dated November 21, 2006. Please disclose the market price of the company's common stock in the paragraph discussing conversion rights. This information should be updated in subsequent amendments.

5.   Provide the estimated amount that those electing conversion would receive on a per share basis.

Questions and Answers About the Acquisition and the Special Meeting, page ii

6.   We note your removal on page iv of the discussion of the allocation of acquisition consideration based upon consideration adjustments and net debt of Royal Wolf as of June 30, 2006. Consider adding back such information and updating as of the most recent financial statements.

7.   We reissue prior comment 15 of our letter dated November 21, 2006. We again note the reference to your "acquisition strategy" on page iv. Please provide clear disclosure throughout the proxy statement regarding this strategy and briefly summarize in this section. In addition, if you have an acquisition strategy, simply removing the reference would not address the prior comment.

8.   We note your responses to comments 15 and 19 of our letter dated November 21, 2006. We do not see the references to "no understandings, arrangements or agreements with respect to future acquisitions" on pages viii or ix. With regard to your response to comment 19, please explain how you determined that $44.1 million from the trust will be used to pay for the acquisition and its costs if you

are paying $86.1 million in cash to the shareholders of RWA as indicated on page iv and if you do not believe that any additional financing is necessary to fund the total consideration payable under the acquisition agreement also as indicated on page iv.

Summary of the Proxy Statement, page 1

Interests of Our Directors and Officers in the Acquisition, page 7

9.   We note your response to comment 32 of our letter dated November 21, 2006 and we reissue the comment. Clearly name those officers and directors that will remain after the acquisition. Also, provide clear disclosure that investors will not have information regarding compensation arrangements for officers and directors of both General Finance and RWA and the resultant risks. Please add a risk factor.

Risk Factors, page 17

10.   We note the disclosure in risk factor 27 that stockholders could potentially be liable for claims to the extent of distributions received by them. Please clarify when claims of shareholders would be before claims of creditors. We may have further comment.

Consideration of the Acquisition, page 28

11.   We reissue prior comment 45 of our letter dated November 21, 2006. Clarify whether you were contacted, directly or indirectly, by any entities prior to the completion of the IPO regarding potential target businesses, including RWA.

12.   Clarify when you were initially contacted or when you initially contacted the entities used in the search for a target business.

13.   We note the contacts immediately after the completion of the IPO on April 11, 2006. Please explain whether any steps, preliminary or otherwise, were taken prior to the IPO. We may have further comment.

14.   Name the unaffiliated industry contact that informed Mr. Baxter of the completion of the IPO and clarify whether there is any relationship, prior or existing, between that industry contact and the company, its officers, directors or affiliates.

15.   Clarify when Mr. Baxter initially became aware of General Finance and clearly state all actions, preliminary or otherwise, taken by Mr. Baxter prior to April 11, 2006.

16.   We reissue prior comment 43 of our letter dated November 21, 2006. Provide a detailed discussion of all the steps taken by General Finance and the timing of such actions in your search for a target business.

17.   We reissue prior comment 46 of our letter dated November 21, 2006. Clarify whether there were any communications or other contact, direct or indirect, between General Finance and RWA or any affiliates of either entity or third parties on behalf of these entities prior to April 11, 2006.

18.   We reissue prior comment 48 of our letter dated November 21, 2006. Provide a more detailed discussion regarding how the companies were made aware of the business opportunity. We may have further comment.

19.   We note the table on page 30 providing certain estimates and summary projections for Royal Wolf. Clarify that these projections were provided in connection with the valuation of the transaction only, that these results may not be obtained, and that investors should not place undue reliance upon such projections.

Our Board of Directors' Reasons for the Approval of the Acquisition, page 31

20.   We reissue prior comment 52 of our letter dated November 21, 2006. Discuss the consideration given to the net losses of RWA in 2005 and 2006 and the weight given when considering the financial condition of the target.

21.   We reissue prior comment 53 of our letter dated November 21, 2006. Provide the basis for your belief in greater profitability as revenues expand on page 32 or remove.

22.   We reissue prior comment 54 of our letter dated November 21, 2006. Provide a more detailed discussion of the consideration given to the negative factors presented on page 33.

Valuation Analyses, page 34

23.   We note your responses to comments 50 and 56 of our letter dated November 21, 2006 and we reissue the comment. Please provide a summary for Royal Wolf provided by its management and disclose Royal Wolf's management's basis for the projections.

24.   We note the discussion of the enterprise value on page 35. Please disclose the value (or range of values) placed upon the company using this valuation and how this was determined. In addition, we note the statement that management believes the projected 2007 financial information is more representative than 2006 or 2005

financial information and the reasons for this belief. Clarify whether the interim financial information for 2007 is consistent with the reasons provided.

25.   Provide a clear understanding as to how each valuation was determined and provide a summary of the projections used in each valuation, rather than simply making reference to projections.

26.   We reissue prior comment 59 of our letter dated November 21, 2006. Explain how you determined these were comparable companies. Also, provide in the table the net income (loss) and assets of the comparable companies and compare the revenue, net income (loss) and assets to Royal Wolf. Provide similar disclosure for the comparable transactions.

27.   We reissue prior comment 60 of our letter dated November 21, 2006. Clarify the valuation resulting from the comparable company analysis. Provide similar discussion for the comparable transaction analysis.

Satisfaction of 80% Test, page 39

28.   We note your response to prior comment 60 of our letter dated November 21, 2006 that the General Finance Board did not make a determination as to the fairness of this transaction to shareholders. Provide clear disclosure throughout the prospectus.

The Acquisition Agreement, page 39

29.   We note your response to comment 62 of our letter dated November 21, 2006 and we partially reissue the comment. There appear to be material provisions in the acquisition agreement, for example, the section five provisions regarding escrow, the section 14 provisions regarding guarantees and the section 15 provisions regarding restraints that are not included in the summary of the acquisition agreement beginning on page 39. Please insure that all the material terms of the acquisition agreement are discussed in this section.

30.   We note your statement on page 39 that "[w]e do not believe that the disclosure schedules contain information that the securities laws require us to publicly disclose." If the disclosure schedules modify the representations, warranties, covenants and other agreements set forth in the acquisition agreement, then they would be material agreements that should be filed and the material terms should be disclosed.

Unaudited Pro Forma Condensed Combined Financial Statements, page 46

31.   We note your response to comment 67 of our letter dated November 21, 2006.

Please file the clarification letter as an exhibit.

32.   We note your response to comment 68 of our letter dated November 21, 2006 and your added disclosures regarding the treatment of your acquisition as an equity recapitalization of Royal Wolf, with Royal Wolf recognized as the accounting acquirer. Expand your disclosures on page 46 to indicate the criteria in paragraphs 16 and 17 of SFAS 141 upon which you based your determination that Royal Wolf is the accounting acquirer.

Other Information About Us, page 56

33.   We note your response to prior comment 72 of our letter dated November 21, 2006 that all of the proceeds not held in trust along with the private placement were used to pay the underwriting discount and offering expenses. Please clarify the amount and source of funding used to pay the expenses of General Finance during its search for a target business. Compare the actual use of such funding with the allocation as set forth in the Form S-1 and explain the reason(s) for any deviation from the allocation in the Form S-1.

34.   We note your statement that you expect all costs associated with implementing the liquidation and dissolution of the trust to be paid from the line of credit provided by Mr. Valenta. Clarify whether the terms of the line of credit would provide such funding.

35.   We reissue prior comment 75 of our letter dated November 21, 2006. We note from General Finance's previously filed S-1 that Mr. Valenta has agreed to indemnify the trust against claims of various vendors. Clarify the names of any vendors that would fall within the indemnification agreement and state the amount of each potential claim. Also, state whether any potential claims would not be covered by the indemnification. If so, state the entity to whom the money would be owing and the amount of the potential claim. Clarify whether the officers and directors of General Finance would be obligated to bring a claim against Mr. Valenta to enforce such indemnification.

36.   We note that the indemnification only covers claims by vendors or targets that have not waived all of their rights to make claims. Clarify whether the company obtained waivers from all parties that are owed money by the company or that would have potential claims against the trust. Also, clarify whether the indemnification would cover claims if the waiver is found to be invalid.

37.   We note your statement that the decision to seek indemnification will be at the discretion of the board of directors. Clarify this statement and explain how the board will determine whether to seek indemnification. Clarify whether the board of directors has a fiduciary duty to seek such indemnification. Add a risk factor.

38.   We note your disclosure that stockholders could potentially be liable for claims beyond three years from dissolution. It appears they would be liable for such claims. Please revise.

Information About Royal Wolf, page 59

Portable Storage Container Market, page 61

39.   We note that much of the market information is based upon estimates by World Cargo News. Please clarify this source. If this is a periodical, provide the citation to the source where such information can be found.

40.   We partially reissue prior comment 83 of our letter dated November 21, 2006. Explain the basis for your belief that "there are many more uses for portable storage, freight and accommodation containers still to be developed; part of Royal Wolf's market opportunity is to develop and service these new applications."

41.   Please explain the internal analysis that supports the analysis of the Australian portable container market.

42.   We note your response to comment 85 of our letter dated November 21, 2006. Please provide additional information on Royal Wolf's competition in the portable storage container market, and add a discussion of competition in the portable buildings and freight container markets as well. We direct your attention to Item 101(c)(x) of Regulation S-K.

Product Procurement, page 66

43.   We note the list of suppliers providing more than 5% or more of your container purchases. These would appear to be material suppliers and should be clearly disclosed as such. In addition, clarify whether you have any agreements with these suppliers. If so, disclose the material terms. Explain why you believe you are not reliance upon any of these suppliers. Lastly, add a risk factor in light of the percent of your container supply being obtained by these few suppliers.

Trademarks, page 67

44.   Clarify when the licensing agreement was entered into, the cost associated with the licensing agreement and the duration of the agreement. Provide the agreement supplementally and supplementally advise your understanding that this is a material agreement that will be filed immediately after the business combination.

MD&A, page 68

45.   We reissue prior comment 98 of our letter dated November 21, 2006. Provide a more detailed discussion of the various changes in the selling, general and administrative expenses and the reasons for the changes.

46.   We reissue prior comment 99 of our letter dated November 21, 2006. Add a comparison of net losses for the periods being compared and discuss the reasons for the net losses.

47.   We reissue prior comment 100 of our letter dated November 21, 2006. Disclose the material terms of the various sources of funding through borrowings. This would include the parties providing the sources of funding, the term of the agreements, covenants, etc.

Employment Agreements, page 81

48.   Clarify whether there are any compensation arrangements for Mr. Perez.

49.   Please include Mr. Barrantes and the two key employees in the summary compensation table.

Beneficial Ownership of Securities, page 84

50.   We reissue prior comment 106 of our letter dated November 21, 2006. Please disclose the control person(s) of Azimuth Opportunity Ltd. and Fir Tree Inc. We direct your attention to Instruction 3 to Item 403 of Regulation S-K.

Financial Statements, page F-1

Note 11 – Investments accounted for using the equity method, page F-25

51.   In response to comment 112 of our letter dated November 21, 2006, you refer to your response to comment 114. However, your response to comment 114 addresses only the financial statements of Royal Wolf Hi-Tech Pty Limited for the year ending June 30, 2005. Please tell us when this company became an equity investee and tell us whether it met the conditions described in Rule 3-09 of Regulation S-X for each of the periods the entity was an equity investee. For each period presented when the entity was an equity investee, provide us with the calculations supporting your conclusion the conditions set forth in Rule 1-02(w) are not met at the levels described in Rule 3-09.

Note 17 — Employee Benefits, page F-34

52.   We note your response to comment 113 of our letter dated November 21, 2006 and your supplementary materials demonstrating the calculations of your expected volatility. Explain to us why your representative sample of companies changed in your calculation of volatility at June 30, 2006, in comparison to June 30, 2005. In addition, tell us how you determined these companies represent similar companies to Royal Wolf.

53.   Please explain your use of Beta as a substitute for expected volatility. Since Beta is a measurement of the movement of the price of a stock compared with the movement of the market as a whole, its use does not appear appropriate in an option-pricing model. Please refer to guidance in SFAS 123R, including paragraphs A31 - A34 and Appendix E. Also, please tell us whether you calculated volatility for the representative companies for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies' operating histories.

Note 24 — Acquisitions of subsidiaries, page F-44

54.   We note your response to comment 114, and your summary of the calculations for the significance tests under Rule 3-05 of Regulation S-X. Explain to us in further detail your calculation of 27% of pretax income for Australian Container Network Pty Ltd. Your revisions to footnote 24 appear to constitute a material revision to the financial statements. Ask your auditors to include an updated audit report to reflect the revisions you have completed in the footnotes to your financial statements

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Walz at 202-551-3358 or Terence O'Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357, with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Dale E. Short, Esq.
       Fax (310) 201-4746